BARFRESH FOOD GROUP INC.

12100 Wilshire Blvd., 8th Floor

Los Angeles, CA 90025

(310) 598-7113

April 22, 2026

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Barfresh Food Group Inc. (the “Company”)
Registration Statement on Form S-1 Filed April 15, 2026
File No. 333-295069

To Whom it May Concern:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. on April 24, 2026, or as soon thereafter as practicable.

The Company hereby acknowledges that:

●	Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement;

●	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BARFRESH FOOD GROUP INC.

By:	/s/ Riccardo Delle Coste
Name:	Riccardo Delle Coste
Title:	President and Chief Executive Officer